Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

*
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

CHANGES IN DIRECTORATE AND AUTHORISED REPRESENTATIVES

The Board today announces the appointment of Dr. David N. K. Wang as an Executive Director, President and Chief Executive Officer of the Company with immediate effect. The Board also announces that Dr. Richard R. Chang has resigned as the Executive Director, President and Chief Executive Officer of the Company with immediate effect. Mr. Edward S Yang has also resigned as an independent non-executive Director of the Company with immediate effect.

The Board announces that Dr. Richard R. Chang has resigned as an authorised representative of the Company for the purpose of the Listing Rules with immediate effect and Mr. Jiang Shang Zhou has been appointed as an authorised representative of the Company for the purpose of the Listing Rules with immediate effect.

CONTINUED SUSPENSION OF TRADING

Trading in the Ordinary Shares was suspended from 9:30 a.m. on 4 November 2009 pending the release of an announcement of price sensitive information. At the request of the Company, the trading in the Ordinary Shares will continue to be suspended pending announcement by the Company of further price sensitive information.

The Board today announces the appointment of Dr. David N. K. Wang as an
Executive Director, President and Chief Executive Officer of the Company with immediate effect. The Board also announces that Dr. Richard R. Chang has resigned as the Executive Director, President and Chief Executive Officer of
the Company with immediate effect. Mr. Edward S Yang has also resigned as an independent non-executive Director of the Company with immediate effect.
Dr. Wang (aged 63) is a well known executive with extensive experience in the global semiconductor industry. Dr. Wang was the chief executive officer of
Huahong (Group) Co., Ltd. and chairman of Huahong NEC, a subsidiary of the
Huahong Group between September 2005 and June 2007. Prior to joining the
Huahong Group, Dr. Wang was the executive vice president of Applied Materials and President of Applied Materials Asia. Dr. Wang was responsible for Applied
Materials’ business strategy, planning and execution throughout Asia with a particular focus on building infrastructure worldwide. Prior to joining Applied
Materials, Dr. Wang conducted research and made a number of key breakthroughs in semiconductor technology at Bell Laboratories. Dr. Wang is a well recognised and respected innovator with more than 100 patents under his name. Dr. Wang received his Ph.D. in Materials Science and Engineering from the University of
California, Berkeley.
Other than his position as the President and Chief Executive Officer, Dr. Wang
is currently a member of the Board of Directors of Solar Fun Power Holdings
Co., Limited, a company listed on the NASDAQ Stock Market, Inc. Dr. Wang does not have any relationships with any other Directors, senior management, or substantial or controlling shareholders of the Company (as defined in the
Listing Rules). As at the date of this announcement, Dr. Wang was not interested or deemed to be interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the
Laws of Hong Kong).
Save as disclosed above, there is no other information relating to Dr. Wang that is required to be disclosed pursuant to rules 13.51(2)(h) to (v) of the
Listing Rules, and that there is no other matter that needs to be brought to the attention of the Shareholders.
The Board would like to thank Dr. Chang for his invaluable contribution to the founding and assisting the growth of the Company during his long service to the
Company.
Dr. Chang has confirmed that his resignation is due to the pursuit of other personal interests. Mr. Yang has confirmed that his resignation is due to personal reasons.
The Board announces that Dr. Chang has resigned as an authorised representative of the Company for the purpose of the Listing Rules with immediate effect and
Mr. Jiang Shang Zhou has been appointed as an authorised representative of the
Company for the purpose of the Listing Rules with immediate effect.
The Company will make further announcement(s) containing further information in relation to the above in accordance with the requirements of the Listing Rules in due course.
CONTINUED SUSPENSION OF TRADING
Trading in the Ordinary Shares was suspended from 9:30 a.m. on 4 November 2009 pending the release of an announcement of price sensitive information. At the request of the Company, the trading in the Ordinary Shares will continue to be suspended pending announcement by the Company of further price sensitive information.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Applied Materials”	Applied Materials, Inc., a company listed on the NASDAQ Stock Market, Inc.
“Board”	the board of Directors
‘Chief Executive Officer”	chief executive officer of the Company
“Company”
Semiconductor Manufacturing International Corporation, a
company incorporated in the Cayman Islands with limited
liability and the Ordinary Shares of which are listed on
the Stock Exchange and the NYSE

“Directors”	the directors of the Company
“Dr. Chang”	Dr. Richard R. Chang
“Dr. Wang”	Dr. David N. K. Wang
“Executive Director”	executive director of the Company
“Group”	the Company and its subsidiaries and associated companies
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“Mr. Yang”	Mr. Edward S Yang
“Ordinary Shares”	common shares of par value US$0.0004 each in the capital of the Company
“PRC”	the Peoples’ Republic of China, for the purpose of this announcement, not including Hong Kong, the Macau Special Administrative Region of the PRC, and Taiwan
“Shareholder(s)”	holder(s) of existing Ordinary Shares of the Company
“Stock Exchange”	The Stock Exchange of Hong Kong Limited

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Dr. David N. K. Wang

Chief Executive Officer

Shanghai, PRC
10 November 2009

• For identification only